18005306

SEC
Mail Processing
Section
MAR 26 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 East Fourth Street
(No. and Street)

Cincinnati (City) Ohio (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Purdon (513) -412-1530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Athena Purdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Kelly Buller
Notary Public, State of Ohio
My Commission Expires 10-14-2018

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN ADVISORS, INC.
Financial Statements and Supplemental Information
Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm....................1

Audited Financial Statements

Statement of Financial Condition....................3
Statement of Operations....................4
Statement of Comprehensive Loss....................5
Statement of Changes in Stockholder's Equity....................6
Statement of Cash Flows....................7
Notes to the Financial Statements....................8

Supplemental Information

Schedule I - Computation of Net Capital Pursuant to
Rule 15c3 - 1 of the Securities Exchange Act of 1934....................14

Schedule II – Statement Regarding Rule 15c3-3....................15

EY

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors of Great American Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2017, the related statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

EY
Building a better working world

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1994.
Cincinnati, Ohio
March 21, 2018

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
As of December 31, 2017

ASSETS	
Cash	$ 770,873
Investments held under deferred compensation plan, at fair value (cost $873,807)	988,221
Deferred federal income tax asset, net	207,102
Management fee income receivable	79,547
Prepaid expenses and other assets	22,642
Total assets	$ 2,068,385
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Fees payable to solicitor firms	$ 38,348
Accrued expenses and other liabilities to affiliate	160,844
Current federal income tax payable to affiliate	57,596
Deferred compensation plan liabilities	988,221
Total liabilities	1,245,009
Stockholder's Equity:	
Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	3,280,285
Retained deficit	(2,548,297)
Accumulated other comprehensive income ("AOCI")	90,388
Total stockholder's equity	823,376
Total liabilities and stockholder's equity	$ 2,068,385

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2017

REVENUES	
Commission income	$ 3,523,523
Management fee income	320,123
Interest and dividend income	39,045
Realized gains on investment securities	12,353
Total revenues	3,895,044
EXPENSES	
Commission expense	3,523,523
Fees paid to solicitor firms	149,243
Salary and benefits expense	367,412
Other expenses	428,747
Total expenses	4,468,925
Loss before income tax benefit	(573,881)
Income tax benefit (expense):	
Current	303,067
Deferred	(240,460)
Total income tax benefit	62,607
Net loss	$ (511,274)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Comprehensive Loss
Year Ended December 31, 2017

Net loss	$ (511,274)
Other comprehensive gain, net of tax:	
Net unrealized gains on securities:	
Unrealized holding gains on securities arising during the period	68,926
Reclassification adjustment for realized gains included in net gain	(8,029)
Total net unrealized gains on securities	60,897
Total comprehensive loss, net of tax	$ (450,377)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning and end of year	$ 3,280,285
RETAINED DEFICIT	
Balance at beginning of year, as reported	$ (2,046,324)
Prior period adjustment, net (see Note J)	25,319
Balance at beginning of year, adjusted	(2,021,005)
Net loss	(511,274)
Impact of the U.S. corporate tax rate change on AOCI	(16,018)
Balance at end of year	$ (2,548,297)
ACCUMULATED OTHER COMPREHENSIVE INCOME	
Balance at beginning of year	$ 13,473
Change in unrealized gains during year, net	60,897
Impact of the U.S. corporate tax rate change on AOCI	16,018
Balance at end of year	$ 90,388
TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR	$ 823,376

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (511,274)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized gains on investment securities	(12,353)
Change in deferred compensation plan liabilities	143,635
Deferred compensation distributions	(408,492)
Deferred income tax benefit	240,460
Changes in operating assets and liabilites:	
Payable to affiliates, including income taxes, net	5,578
Management fee income receivable	(6,376)
Prepaid expenses and other assets	(3,738)
Fees payable to solicitor firms	4,130
Accrued expenses and other liabilities	41,128
Net cash used in operating activities	(507,302)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments available for sale	422,296
Purchases of equity securities, available for sale	(51,398)
Net cash provided by investing activities	370,898
NET DECREASE IN CASH	(136,404)
Cash at beginning of year	907,277
Cash at end of year	$ 770,873

The accompanying notes are an integral part of the financial statements.

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

The Company was initially capitalized in March 1994, and was admitted to the Financial Industry Regulatory Authority ("FINRA") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") in December 1995 and cleared customer transactions on a fully disclosed basis through Pershing LLC until August 3, 2010, when the Company exited the retail business.

The Company is registered with the SEC as a broker/dealer, acting in the capacity of underwriter for registered annuity contracts issued by GAFRI's wholly-owned insurance subsidiaries, Annuity Investors Life Insurance Company ("AILIC") and Great American Life Insurance Company. The Company is also registered as an investment advisor in Ohio and several other states serving institutional clients, such as employers that offer defined contribution retirement plans to their employees.

B. Significant Accounting Policies

Short-term investments with original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

The Company has an intercompany tax allocation agreement with AFG, the parent company of GAFRI. Pursuant to the agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are made quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized. No valuation allowance was deemed necessary as a result of the intercompany tax allocation agreement.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties on the Company's reserve for uncertain tax positions are recognized as a component of tax expense. The Company does not have any uncertain tax positions in 2017.

B. Significant Accounting Policies – Continued

The effect of a change in tax rates on deferred tax assets and liabilities is recorded in net earnings in the period that includes the enactment date. This includes the impact on deferred tax assets or liabilities established through Accumulated Other Comprehensive Income ("AOCI"), which results in an amount equal to the difference between the deferred tax at the historical corporate rate and the newly enacted rate stranded in AOCI. As permitted under guidance adopted effective December 31, 2017 (Accounting Standards Update "ASU" 2018-02), the Company reclassified the $16,018 stranded in AOCI from accounting for the Tax Cuts and Jobs Act of 2017 to retained earnings at December 31, 2017. See Note E-"Income Taxes" for further information.

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value, with changes in value being recorded as unrealized gains or losses in Statement of Comprehensive Loss. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. The cost basis and market value of the investments at December 31, 2017 was $873,807, and $988,221, respectively, which resulted in net unrealized gains of $114,414. There were no securities with an unrealized loss at December 31, 2017. Changes in the Company's liability include distributions to participants, interest income, and realized and unrealized investment gains or losses. Changes in the liability relating to interest and dividend income and realized and unrealized investment gains or losses are recognized by the Company in Other expenses. Realized gains or losses on securities are determined on a specific identification basis.

Events or transactions occurring subsequent to the audited financial statements as of and for the year ended December 31, 2017, and prior to March 21, 2018, have been evaluated for potential recognition or disclosure herein.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. Management fee income is received quarterly but is recognized as earned on a pro rata basis over the term of the contract. Fees paid to solicitor firms are paid quarterly and are recognized as incurred on a pro rata basis over the term of the contract.

The Company has a Funding and Expense Administration Agreement with GAFRI pertaining to its salary, benefit and other expenses. Pursuant to the agreement, expenses are paid by GAFRI and reimbursed by the Company.

C. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2017, the Company had defined net capital of $368,638, which was $268,638 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 338%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable annuity contracts sold by AILIC. Commissions received from AILIC for sales of variable annuities are $3,523,523, 100% of which were paid to other broker/dealers as commissions.

Pursuant to the Funding and Expense Administration Agreement, the Company was allocated $512,719 and these charges are included in Salary and benefit expense and Other expenses.

GAFRI has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

E. Income Taxes

The Tax Cuts and Jobs Act of 2017 ("TCJA"), which lowers the U.S. corporate tax rate to 21% and makes other widespread changes to the U.S. tax code beginning in 2018, was enacted on December 22, 2017. Because the TCJA was enacted in December 2017, the Company recorded the $138,068 decrease in its net deferred tax asset resulting from the changes in the tax code (primarily the lower corporate tax rate applicable to 2018 and future years) in the fourth quarter 2017.

Total income tax benefit consists of:

Loss before income tax benefit	$ (573,881)
Income tax benefit at 35%	200,858
Impact of change in U.S. corporate tax rate	(138,068)
Other	(183)
Total income tax benefit	$ 62,607
Effective tax rate	10.91%

E. Income Taxes – Continued

The net tax refund received from AFG amounted to $308,646 in 2017. The current tax payable of $57,596 is due to AFG as of December 31, 2017 and represents tax refunds received in 2017 in excess of the actual current tax benefit.

GAA's 2012-2017 tax years remain subject to examination by the Internal Revenue Service.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax asset of $207,102 at December 31, 2017 relates principally to deferred compensation, net of deferred tax liabilities of $24,027 for unrealized gains on invested assets.

F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion. The aggregate contributions to the plan for the year ended December 31, 2017 were $18,302 and are included in Salary and benefits expense.

G. Contingencies

The Company is involved in litigation from time to time, generally arising in the ordinary course of business, some of which seek monetary damages. The outcome of such legal actions is inherently uncertain. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

H. Fair Value Measurements

The Company follows Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standards establish a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company did not have any nonrecurring fair value measurements of nonfinancial assets and liabilities in 2017.

H. Fair Value Measurements - Continued

The framework established in FASB ASC Topic 820 for measuring fair value is based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets (markets in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis).

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets (markets in which there are few transactions, the prices are not current, price quotations vary substantially over time or among market makers, or in which little information is released publicly); and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques generally consistent with those used to estimate fair values of Level 2 financial instruments in which one or more significant inputs are unobservable or when the market for a security exhibits significantly less liquidity relative to markets supporting Level 2 fair value measurements. The unobservable inputs may include management's own assumptions about the assumptions market participants would use based on the best information available at the valuation date.

The Company's financial instruments consist exclusively of institutional mutual funds held in the deferred compensation plan for which quoted market prices in active markets are not available. However, the prices for these institutional funds are similar to the prices for the equivalent retail funds. Accordingly, these investments are classified as Level 2. There were no transfers between levels during 2017. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2017.

I. Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606) ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when (or as) the entity satisfies a performance obligation under the contract. The new guidance also updates the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. The provisions of ASU 2014-09 are effective for the Company for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach. The Company plans to adopt ASU 2014-09 on January 1, 2018. Management evaluated the impact of this guidance as of December 31, 2017 and the Company does not expect it to have a material effect on its results of operations or financial position.

J. Prior Period Adjustment

During 2017 the Company discovered it had improperly calculated management fee income and fees paid to solicitor firms in prior years relating to investment advisory services. The correction of this error resulted in $38,953 additional pre-tax income ($25,319 net of tax) and is reflected in the Statement of Changes in Stockholder's Equity as a prior period adjustment.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2017

NET CAPITAL	
Total stockholder's equity	$ 823,376
Less non-allowable assets:	
Deferred federal income tax asset, net	(207,102)
Fee income receivable	(79,547)
Prepaid expenses and other assets	(22,642)
Haircuts on securities held	(145,447)
Net capital	$ 368,638
AGGREGATE INDEBTEDNESS	
Deferred compensation plan liabilities, fees payable to solicitor firms, accrued expenses and other liabilities to affiliate	$ 1,187,413
Current federal income tax payable to affiliate	57,596
Total aggregate indebtedness	$ 1,245,009
REQUIRED NET CAPITAL	
Required net capital (6 2/3% of aggregate indebtedness or $100,000; whichever is greater)	$ 100,000
EXCESS NET CAPITAL	
Net capital	$ 368,638
Required net capital	100,000
Excess net capital *	$ 268,638
RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL	
Aggregate indebtedness	$ 1,245,009
Net capital	$ 368,638
Ratio	338%

* There are no material differences between the preceding computation and the computation included in the most recent unaudited Part II of IIA of Form X-17a-5 as of December 31, 2017

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
December 31, 2017

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Great American Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great American Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cincinnati, Ohio
March 21, 2018

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3).

GREAT AMERICAN ADVISORS, INC.

Member FINRA and SIPC
A Registered Investment Advisor

Great American Insurance Tower – 12-N
301 E. Fourth Street
Cincinnati, Ohio 45202

www.gaadvisors.com
Phone (513) 333-6030
Toll Free (800) 216-3354
Fax(513) 412-5109

The Exemption Report

March 21, 2018

Great American Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). The Company is filing an exemption report based on permission granted by the Securities and Exchange Commission's Division of Trading and Markets. To the best of its knowledge and belief the Company states the following:

(1) The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(1) of the Securities Exchange Act of 1934 as it has limited activity (mutual funds and variable annuities only) and paragraph (k)(2)(i) "the exemption provisions", and

(2) The Company met the exemption provisions throughout the most recent fiscal year January 1, 2017 to December 31, 2017 with the following exceptions:

Exceptions:
A) While claiming the (k)(2)(i) exemption the Company effectuated certain financial transactions between the Company and its customers through a designated bank account. The title of the account was not designated as a "Special Account for the Exclusive Benefit of Customers of Great American Advisors, Inc." The dates and amounts of the transactions are noted in B), below.

B) The Company did not meet the standard for "prompt transmittal" in its handling of the following transactions:

Dollar Amount	**Company Received**	**Custodian Received**	**Details**
$ 2,783.64	1/5/2017	1/11/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	1/19/2017	1/25/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	2/2/2017	2/8/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	2/16/2017	2/23/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	3/2/2017	3/9/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	3/16/2017	3/22/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	3/30/2017	4/5/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	4/13/2017	4/19/2017	Customer funds initially received by affiliate of the Company

$ 2,783.64	4/27/2017	5/3/2017	Customer funds initially received by affiliate of the Company
$ 2,783.64	5/11/2017	5/17/2017	Customer funds initially received by affiliate of the Company
$ 2,783.74	5/25/2017	6/2/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	6/8/2017	6/14/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	6/22/2017	6/28/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	7/6/2017	7/12/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	7/20/2017	7/26/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	8/3/2017	8/10/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	8/17/2017	8/23/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	8/31/2017	9/8/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	9/15/2017	9/21/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	9/28/2017	10/4/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	10/12/2017	10/20/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	10/26/2017	11/2/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	11/9/2017	11/16/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	11/27/2017	12/5/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	12/7/2017	12/14/2017	Customer funds initially received by affiliate of the Company
$ 2,083.64	12/21/2017	12/29/2017	Customer funds initially received by affiliate of the Company

Peter Nerone
President and Chief Compliance Officer
Great American Advisors, Inc.

Signature: ______________________ Date: 3/21/2018

Athena Purdon
Treasurer
Great American Advisors, Inc.

Signature: ______________________ Date: 3/21/18

EY
Building a better working world

Ernst & Young LLP
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312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Great American Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Great American Advisors, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY
Building a better working world

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Great American Advisors, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cincinnati, Ohio
March 21, 2018